F I N A N C I A L   S T A T E M E N T

Transamerica Investors Securities, LLC
Year Ended December 31, 2024
With Report of Independent Registered Public
Accounting Firm

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SEC FILE NUMBER
8-45671


ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING 01/01/24   AND ENDING 12/31/24
                                 MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: Transamerica Investors Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
 440 Mamaroneck Avenue

(No. and Street)

Harrison	NY	10528
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Enna M. Calvi	(914) 627-3649	enna.calvi@transamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)


A. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Ernst & Young LLP

(Name – if individual, state last, first, middle name)

801 Grand Avenue Suite 3100	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TRANSAMERICA INVESTORS SECURITIES, LLC
FINANCIAL STATEMENT
Year Ended December 31, 2024

Contents



EY Des Moines Office   Tel: +1 515 243 2727
801 Grand Avenue   Fax: +1 515 243 2727
Suite 3000   ey.com
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Transamerica Investors Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Transamerica Investors Securities, LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditors since 2024.

March 4, 2025


TRANSAMERICA INVESTORS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2024


Assets

Cash & Cash Equivalents	$	13,744
Distribution fees receivable		2,459
Distribution fees receivable from affiliates		999
Prepaid expenses and other assets		891
Receivable from Parent under tax allocation agreement		226
Total assets	**$**	**18,319**

Liabilities and member's equity

Liabilities

Marketing and distribution expenses payable		1,041
Other liabilities		291
Due to affiliates, net		26
Total liabilities		**1,358**
Member's Equity		**16,961**
Total liabilities and member's equity	**$**	**18,319**

The accompanying notes are an integral part of this financial statement

TRANSAMERICA INVESTORS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Investors Securities, LLC (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions LLC ("Transamerica"), an indirect wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is an indirect wholly owned subsidiary of AEGON N.V., a public limited liability company organized under Dutch law. On December 31st, the Company converted from a C Corporation to a Limited Liability Corporation ("LLC"). There were no other material changes to business activities, ownership, products, processes, supervisory controls, or required net capital. The Company does not have limitations on its liabilities and reports equity to one class of interest. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Transamerica's retirement plan customers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on deposit and money market funds with original maturities of three months or less. Cash equivalents are primarily valued at amortized cost, which approximates fair value. Money market funds are valued based at amortized cost, which approximates fair value. At December 31, 2024, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

Distribution Fees Receivable

Distribution Fees Receivable represent the accruals for the distribution of non-affiliated mutual fund contracts and 12b-1 or other service fees on non-affiliated mutual funds earned but not yet received.

Distribution Fees Receivable from Affiliates

Distribution Fees Receivable from Affiliates represents the accruals for 12b-1 or other service fees on affiliated mutual funds earned but yet not received. Included also is the reimbursement from Transamerica Financial Life Insurance Company ("TFLIC") and Transamerica Life Insurance Company ("TLIC") for affiliated variable annuities commissions paid on their behalf by Transamerica in terms of the paymaster agreement. The Company reimburses Transamerica the full amount of the commissions at the time of payment. TFLIC and TLIC also reimburses the Company for a portion of the commissions related to insurance products paid on the respective insurer's behalf. Refer to Note 6 for further details on related party transactions.

3

Prepaid Expenses and Other Assets

Prepaid expenses consist of FINRA renewals where these fees are amortized over the term of the coverage period. Whereas other assets consist of monthly FINRA licensing fees paid directly through the FINRA Central Registration Depository account.

Receivable from Parent Under Tax Allocation Agreement

Receivable from Parent Under Tax Allocation Agreement relates to receivables due from the Parent related to the participation of the tax sharing agreement. Refer to Note 5 for further details on income taxes.

Marketing and Distribution Expenses Payable

Marketing and Distribution Expenses Payable represents the accruals from commissions to brokers due but not yet paid. Refer to Note 6 for further details on related party transactions.

Other Liabilities

Other Liabilities consist of audit accruals, FINRA advertising, revenue assessment accruals as expenses incurred but not yet paid, and uncashed commission payments to brokers.

Due to Affiliates, net

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, payables associated with sales of insurance products, tax payables, and other miscellaneous expenses. The Company incurs affiliated interest expenses and revenue on these balances, which is in accordance with cost sharing agreement. The Company settles with the Parent regularly. Refer to Note 6 for further details on related party transactions.

Current Expected Credit Losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost includes Distribution Fees Receivable in the Statement of Financial Condition.

Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties and the Company has had no historical experience of credit loss. As of December 31, 2024, risk of credit loss is considered remote, therefore an allowance for credit losses on the financial assets measured at amortized cost is immaterial.

3. Receivables from Contracts with Customers

*Distribution Fees*The beginning balance of the receivables related to distribution fees was $3,587 whereas the ending receivable balance of $3,458 was reflected under Distribution Fees Receivable and Distribution Fees Receivable from Affiliates on the Statement of Financial Condition.

4. Fair Value Measurements and Fair Value Hierarchy

ASC 820, *Fair Value Measurement,* establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a) Quoted prices for similar assets or liabilities in active markets

    b) Quoted prices for identical or similar assets or liabilities in non-active markets

    c) Inputs other than quoted market prices that are observable

    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2024:

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds (a)	$ 11,118	$ -	$ -	$ 11,118
Total assets	**$ 11,118**	**$ -**	**$ -**	**$ 11,118**

(a) Cash equivalents of $11,118 classified as level 1 are money market mutual funds and are valued at amortized cost, which approximates fair value. Operating cash is not included in the above table.

The carrying values of other financial instruments including accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

5. Income Taxes

The Company settles all accrued income taxes that are not cash settled under a tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

	2024
Federal	$ 12
State	(22)
Total contribution (dividend)	**$ (10)**

On December 31, 2024, the Company converted to an LLC. As a single member limited liability company, the Company will be a disregarded entity for state and federal income tax purposes and will no longer incur any income tax expense or derive any income tax benefit in future periods. As a result of the conversion the Parent has elected to no longer allocate income taxes to the Company in accordance with ASC 740. Subsequent to the conversion, the Company has acknowledged that as part of the existing Tax Allocation Agreement they will not be subject to future allocated tax expense and that all amounts related to prior tax periods are considered final, including future expense or benefit due to any tax adjustments that relate to pre-conversion periods.

Prior to the conversion to an LLC, the Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return. Receivables from the Parent under the tax allocation agreement are presented gross in the Statement of Financial Condition and are settled net with other amounts due to affiliates.

6. Related Party Transactions

The Company has an agreement with Transamerica Capital, LLC. ("TCL") to receive 12b-1 fees with respect to certain series of Transamerica Funds, an affiliated mutual fund group which are advised by Transamerica Asset Management, Inc. ("TAM") and distributed by TCL, both affiliates. The Company has $928 due but not received 12b-1 fees as of year ended December 31, 2024 reflected in Commissions and Concessions Receivable from Affiliates on the Statement of Financial Condition.

The Company is a party to a commission reimbursement agreement with affiliated companies, TFLIC and TLIC where the insurance companies agree to reimburse expenses incurred by the Company in the payment of registered variable annuity commissions. The Company has $71 of amounts Distribution Fees Receivable from Affiliates on the Statement of Financial Condition, which have been paid but are not yet reimbursed by insurance companies.

The Company is a party to a cost-sharing agreement between the Parent and affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of the Parent and represents an allocation of shared expenses among several affiliates. The Company has $26 receivable related to shared expenses as of year ended December 31, 2024 reflected in Due to Affiliates, net on the Statement of Financial Condition.

The Company incurred sales bonus and incentive compensation expenses related to Transamerica and TLIC registered representatives. The Company has $542 due but unpaid expenses as of year ended December 31, 2024 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

The Company recorded marketing and distribution expense related to commissions paid to affiliated companies, TFLIC and TLIC in payment of registered variable annuity commissions. The Company has $70 due but unpaid expenses as of year ended December 31, 2024 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

The Company is party to an agreement with Transamerica Funds, affiliated mutual fund groups which are advised by TAM. The Company has $14 due but unpaid expenses for the year ended December 31, 2024 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

During 2024, the Company received federal tax capital contributions of $12, respectively pursuant to the tax sharing agreement, which the Company earned a benefit based off the participation of the consolidated tax return with the Parent. The Company also paid a dividend related to state taxes of $22 to its Parent pursuant to the tax sharing agreement.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mutual funds and variable annuity contracts to Transamerica's retirement plan customers. The Company has identified its chief financial officer ("CFO") as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (refer to Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times of its net capital or (b) its net capital is less than a minimum net capital requirement of the greater of $5 or 6 2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate daily. The Company had no subordinated debts outstanding and no amounts were outstanding during the year. At December 31, 2024, the Company had net capital of $12,140 which was $12,049 in excess of its required net capital of $91. The Company's ratio of aggregate indebtedness to net capital was .1118 to 1 at December 31, 2024.

9. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable that the Company will incur a loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability is established when applicable. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2024 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

10. Subsequent Events

The financial statement is adjusted to reflect events that occurred through March 4, 2025, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement itself. No material subsequent events have been identified that require adjustment to or disclosure in the financial statement.